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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

December 31 (millions of dollars)	2015	2014	2013	2012	2011	June 30, 2016
						(millions of dollars)
Earnings
Net income before adjustment for income from equity investees	122	116	124	130	115	63
Fixed charges	61	45	44	41	50	34
Distributed income of equity investees	(102)	88	67	99	135	64

Total Earnings	81	239	221	257	300	161
Fixed Charges
Interest expensed and capitalized	60	44	43	40	48	33
Amortization of other assets	1	1	1	1	2	1

Total Fixed Charges	61	45	44	41	50	34
Ratio of Earnings/Fixed Charges	1.33x	5.31x	5.02x	6.27x	6.00x	4.74x

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES